Exhibit 99.1

Gold Royalty Provides Update on Proposed Acquisition

Vancouver, British Columbia – March 31, 2021 – Gold Royalty Corp. (the “Company) (NYSE American: GROY) today provided an update regarding its previously announced agreement (the “Agreement”) to acquire a 1.2% net smelter return royalty on the Séguéla Project.

As disclosed in the Company’s news release dated March 17, 2021, completion of the transaction was conditional on the expiry of a right of first refusal held by the owner of the project underlying the royalty. The Company has received notice that the project owner has exercised such right to acquire the royalty on matching terms and, as a result, the Agreement has been terminated.

The Company has a strong balance sheet, with approximately US$90 million in cash and no debt as of March 30, 2021.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. The Company’s diversified portfolio currently consists of net smelter return royalties ranging from 0.5% to 2.0% on 18 gold properties covering 12 projects located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3